Contact

www.linkedin.com/in/
elisabethbykoff (LinkedIn)
www.boxsy.io (Company)

Top Skills

Fundraising
Multi-agent Systems
Portfolio Management

Languages

French (Native or Bilingual)
Spanish (Elementary)
English (Native or Bilingual)

Certifications

Thriving @ Work: Leveraging the
Connection between Well-Being and
Productivity

Bill George on Self-Awareness,
Authenticity, and Leadership

Sales Operations

NYU Business of Entertainment
Certificate

Salesforce.com Service Cloud
Consultant

Honors-Awards

Best Exchange Thesis Award

Elisabeth Bykoff

Founder @Boxsy | Building the AI COO for founders
Austin, Texas, United States

Summary

I've spent 19 years in SaaS — leading growth and operations across global startups, advising investors, and watching firsthand what separates founders who close their round from the ones who don't. It's rarely the idea. It's almost always the operations around the raise. The follow-up that didn't go out. The investor who went cold because an update got deprioritized. The data room that wasn't ready when it needed to be. The pipeline tracked in a spreadsheet that nobody trusted. That's why I built Boxsy. Boxsy is the AI-powered fundraising operations platform for pre-seed and seed-stage founders. It replaces the spreadsheets, the scattered tools, and the manual tracking with one intelligent system — so you can run a tighter raise, stay top of mind with investors, and get funded faster. → Investor pipeline management, auto-built from your email and calendar → 150,000+ VC, angel, and accelerator contacts → AI-drafted investor updates with real-time engagement tracking → Smart data room with visibility into what investors actually view → AI Fundraising Sidekick to keep momentum and close faster If you're a founder actively raising or getting ready to raise — Boxsy was built for you. Start your free trial at startup.boxsy.io/signup Or reach me directly at elisabeth@boxsy.io

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Experience

Boxsy
Founder & CEO
September 2023 - Present (2 years 11 months)
Austin, Texas Metropolitan Area

Boxsy is the first AI-powered end-to-end SaaS platforms that propels startups towards scalable and profitable growth. With a passion for innovation and a commitment to operational excellence, we strive to deliver value to the startup ecosystem by providing incredible solutions to support founders, funders, advisors and service providers. Visit us at https://www.boxsy.io to sign up.

Gildre
Member
February 2026 - Present (6 months)

La Fille dans les Nuages/Girl in the Clouds (Movie)
Associate Producer
August 2024 - Present (2 years)
Paris, Île-de-France, France

La Fille dans les Nuages (Girl in the Clouds), a French-Belgian 3D animated film inspired by the best-selling book by @Romain Puertolas. Its story deals with strong themes such as environmental protection and the transition from childhood to adulthood. Coming Summer 2026!

The Open SaaS Institute
Member
December 2022 - Present (3 years 8 months)

We want to bring the best brains and brightest ideas together and share data, benchmarks, and best practices to create Open Standards and Open Innovation for a more reliable, inclusive, and healthier SaaS Industry.

RevOps Co-op
Member
November 2022 - Present (3 years 9 months)

Resources, content and community for those who ❤# revenue operations.

Alinea Ventures
Operating Advisor
October 2022 - Present (3 years 10 months)
New York, New York, United States

FrenchFounders
Member, SaaS Club Board Member & Investor in Le Fonds by French Founders
July 2020 - Present (6 years 1 month)

La 1ère plateforme business internationale pour vous accompagner dans votre parcours professionnel ou entrepreneurial.

Blue Otter Ventures
Founder
April 2020 - Present (6 years 4 months)
United States

"Supercharge your Growth" - Blue Otter Ventures helps build, scale and optimize your business rapidly to successfully drive growth. If you are looking for support in the areas of corporate development, business development, GTM strategy or revenue operations, contact us today!

Morgan Stanley
Entrepreneur in Residence
September 2023 - March 2025 (1 year 7 months)
New York, New York, United States

Working with Morgan Stanley Inclusive Ventures Lab, formerly known as the Multicultural Innovation Lab, to promote financial inclusion and provide access to capital and connections for early-stage technology and technology-enabled startups led by underrepresented founders.

The Morgan Stanley Inclusive Ventures Lab is an intensive five-month accelerator designed to help further develop and scale startups, culminating in a Demo Day and showcase presentation to the investor community.

50inTech
Investor
December 2022 - January 2025 (2 years 2 months)
Paris, Île-de-France, France

Inclusion & Equality in Tech is achievable now. 50inTech is an all-in-one SaaS platform that helps companies to recruit more diverse teams by reducing hiring bias.

err0.io
Advisor
July 2023 - July 2024 (1 year 1 month)
United States

360ofme
1 year 4 months

Advisor
March 2024 - June 2024 (4 months)
Austin, Texas, United States

COO, Part-Time
March 2023 - February 2024 (1 year)
Austin, Texas, United States

360ofme is the trusted ethical data exchange that enables a consumer to secure their digital assets while receiving deep and meaningful insights of you. It's the first comprehensive approach to managing, securing, and controlling a consumers valued personal information. Visit us at www.360ofme.com.

Agiloft
VP, Global Alliances & Partnerships
September 2020 - September 2022 (2 years 1 month)
Austin, Texas, United States

• Led business development managing the global Alliances & Partnerships Teams driving Net New, Add-On & Renewal ARR through the channel. Carrying annual targets of 30% of net new sourced ARR and sourced pipeline from the channel
• Led the revamp of the Global Partner Program including supporting functions: Partner Operations, Partner Marketing and Partner Enablement; Driving joint GTM activities and demand generation; facilitating channel self-sufficiency through continuous education, high-quality collaterals, support & engineering access, as well as the launch of a new partner hub
• Defined and supported additional strategic corporate & GTM initiatives such as Exit Strategy, International Market Expansion, Brand & Pricing Strategy, Services Sales and Technology Partnerships such as, but not limited to, AWS, Salesforce, Adobe, Microsoft, Boomi and Tableau

Avnio, now part of Loopio
Advisor
April 2020 - April 2021 (1 year 1 month)

Chief
Member
July 2019 - December 2020 (1 year 6 months)
Greater New York City Area

Chief is a private network built to drive more women into positions of power and keep them there. Chief is the only organization specifically designed for the most powerful women executives to strengthen their leadership, magnify their influence, and pave the way to bring others with them.

YayPay
SVP, Customer Experience
September 2019 - February 2020 (6 months)
Greater New York City Area

• Global lead scaled Onboarding Services, Customer Support, and Customer Success goals and initiatives for growing customer base in the Order-to-Cash/Accounts Receivables space
• Managed and grew the CX team 3x located in the US, UK, and Ukraine supporting customer onboarding, support inquiries, customer success programs, and renewals
• Key partner to Sales driving customer alignment, sales enablement and sales operations; collaborated with Business Development supporting partner enablement and joint customer journey alignment; co-led lead management and prospecting processes, brand sentiment and reference program with Marketing
• Interfaced with Product & Engineering ensuring swift resolution of customer onboarding and product issues, and defining, developing and introducing new product features, integrations, and architecture options
• Alongside Finance & Operations, drove contractual restructure and pricing for both sales and services, CX budgeting, board presentations
• As part of the Executive Leadership Team, defined key KPI's to drive interaction with Board Members and Investors across the Customer Experience ecosystem. Responsible for driving key quarterly results and annual plans

Conga
2 years 3 months

VP, Delivery Services GTM
November 2018 - August 2019 (10 months)
San Francisco Bay Area

Formerly Apttus
• Led global team of around 20 professionals in the US, EMEA and APAC driving Services Go-To-Market goals and initiatives for Apttus' expansion in the Quote-To-Cash space
• Actively led business development managing the Services Sales and SI Partner & Alliances Teams driving Net New & Expert Services Bookings as well as Sourced ACV. Carried annual targets of $31.6 million of PS New & Expert Services and $9.9 million of Sourced Pipeline & Sourced Closed Won ACV (15% of net new ACV) for Year 1
• Led key global initiatives related to enhancing Apttus' Professional Services delivery capabilities ensuring higher implementation quality by rolling out tools, templates, reusable components and a robust knowledge sharing program across the PS team

• Led revamp of our ProServ and Partner Enablement programs to ensure continuous education, high-quality knowledge and increased self-sufficiency through development of additional trainings and certifications, facilitating product release-related webinars, issuing quarterly partner newsletters, providing access to PS Experts & Technical Support, organizing annual partner summits and rolling out a brand new partner community

RVP, PS Solutions
June 2017 - October 2018 (1 year 5 months)
San Francisco Bay Area

Formerly Apttus
• Led an international team of consulting and implementation services professionals driving best practices and unlocking business value across the Quote-To-Cash lifecycle
• Drove cross-functional initiatives related to delivery execution, business and practice development, and talent management to enhance the quality of the QTC Solutions practice
• Built a consistent team culture centered on accountability, collaboration, career growth and personal development

PwC
9 years 9 months

Director
July 2013 - March 2017 (3 years 9 months)
San Francisco Bay Area

• Defined, drove and implemented new go-to-market strategy and sales operations digital transformations for global high tech and financial services organizations resulting in increased revenue growth, sales productivity, and cost savings.
• Led talent and marketing initiatives driving recruitment and demand generation for Salesforce practice.
• Sold and managed $30 million of global professional services revenue over six years leading teams of over 25 members across geographies.

Manager
July 2010 - June 2013 (3 years)
San Francisco Bay Area

• Successfully founded, incubated, and developed PwC Salesforce practice which has grown to Top 3 Global SI; Drove initial revenue of $12 million over 3 years .

• Led internal strategic initiatives to grow the business exponentially through enablement, training, methodologies, sales tools, accelerators, business development, recruiting and marketing efforts.
• Sold, developed and led major channel and sales transformations powered by Salesforce and its ecosystem for global high tech players.

Senior Associate
September 2008 - July 2010 (1 year 11 months)
San Francisco Bay Area

• Managed cross-functional team of 20 individuals to implement a Deal Registration platform solution through salesforce.com that generated over $10 million of potential revenue for a major software provider.
• Led the Marketing, Sales & Account Management workstreams of a business requirements gathering exercise through the unique "Accelerated Solution Design" methodology for the launch of a new SaaS product offering. The methodology achieved a 30% decrease in the time necessary to generate a complete BRD across all functional areas.
• Led high-level assessment of three major partner's programs around incentive calculation and reporting for a major software provider. Recommended process and technology changes through industry benchmarking, best practices and analysis of over/underpayments. Recommendations were immediately adopted which prevented revenue leakage of over $10 million.

Experienced Associate
July 2007 - September 2008 (1 year 3 months)
San Francisco Bay Area

• Performed CRM assessment of salesforce.com vs. Microsoft Dynamics CRM as part of the post-merger integration of an online media services company for a major software provider. Later, led cross-functional team of four individuals to implement assessment's recommendations of aligning business processes across entities and designing technology migration roadmap.
• Supported both Venture Integration Finance & Operations teams of a major software provider with the integration of a newly acquired French music provider. Managed both key finance integration along with ERP system migration activities required for the deal to close within 30 days.

University of Washington - Michael G. Foster School of Business
MBA Student
2005 - 2007 (2 years)
Greater Seattle Area

Boston Consulting Group
Summer Associate
2006 - 2006 (less than a year)

•Worked on post-merger purchasing synergies for a major European airline expected to generate potential savings of €250 million over the next three years.
•Developed methodologies for the qualitative baseline of the purchasing function and the synergy calculations. Analyzed purchasing policies, and solicited input from clients in order to define a common purchasing policy.
•Integrated data from both sides in order to analyze potential areas of cost reduction in catering procurement.
•Supervised the program management office, prepared weekly progress reports and installed all platform updates. Collaborated with seven member team to facilitate and coordinate interaction between BCG and Client Company.
•Obtained recognition from clients for work accomplished on the project.

University of Washington College of Engineering
Research Project Assistant
September 2004 - June 2005 (10 months)
Greater Seattle Area

For the Aeronautics & Astronautics Department - Autonomous Control Laboratory:
• Created three remote guidance systems for an unmanned surveillance aircraft widely used in meteorology.
• As part of product development research, used three different methods to arrive at the guidance systems, and made adjustments in methodology along the way. Results clearly showed one method to be more efficient, making future product development decisions easier.
• Collaborated with team members working on other aspects of the plane, sharing information and doing creative problem solving while maintaining sole ownership of the problem.
• Work was acknowledged as Best Exchange thesis and awarded cash prize by City of Toulouse.

LOGIQUAL
Summer Intern
2003 - 2004 (1 year)
Toulouse Area, France

Summer 2004

• Defined project management process for software design based on complex model (CMMI).
• Specified requirements of the first phase of software design-process.
• Tested software interface and evaluated compliance with CMMI requirements.

Summer 2003
• Created and implemented tools that allowed manager for the first time to track consultants' projects and progress on landing prospective clients.
• Interviewed and evaluated first-round candidates for consultant positions.

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Education

University of Washington, Michael G. Foster School of Business
MBA, Business Administration and Management, General · (2005 - 2007)

ENAC - Ecole Nationale de l'Aviation Civile
MS, Aerospace Engineering · (2002 - 2005)

Lycee Condorcet
DEUG, Applied Mathematics · (1999 - 2002)